SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  VIRAGEN, INC.
                                (Name of Issuer)


                      COMMON STOCK PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   9276388106
                                 (CUSIP Number)

                           THE ISOSCELES FUND LIMITED
                          c/o Citco Fund Services Ltd.
                       BAHAMAS FINANCIAL CENTER, 3rd FLOOR
                           SHIRLEY & CHARLOTTE STREETS
                                P.O. BOX CB 13136
                                 NASSAU, BAHAMAS
                             Attention: Ruth Beneby
                                 (242) 356-5928
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 6, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


                         (Continued on following pages)

                              (Page 1 of 6 Pages)

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7 for other parties to whom copies are to be sent.]

[1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.]

--------------------------------                 -------------------------------
CUSIP No. 927638106                     13D                 Page 2 of 6

--------------------------------                 -------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             The Isosceles Fund Limited
             N/A
============ ===================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
============ ===================================================================
    3.
             SEC USE ONLY

============ ===================================================================
    4.
             SOURCE OF FUNDS
             WC
============ ===================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
============ ===================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Nassau, Bahamas
------------------------- ------- ==============================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         4,606,838
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.
                                  SHARED VOTING POWER

                                           N/A
                          ------- ==============================================
                            9.
                                  SOLE DISPOSITIVE POWER

                                           4,606,838
                          ------- ==============================================
                           10.
                                  SHARED DISPOSITIVE POWER

                                           N/A
============ ===================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        4,606,838
============ ===================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
============ ===================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.1
============ ===================================================================
    14.
             TYPE OF REPORTING PERSON
                      CO
============ ===================================================================

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to Common Stock, of Viragen, Inc., a Delaware corporation, (the "Issuer"). The Issuer's principal executive offices are located at 865 S.W. 78th Avenue, Suite 100, Plantation, FL 33324.

ITEM 2.  IDENTITY AND BACKGROUND.

         Name:                              The Isosceles Fund Limited


         Place of organization:             Nassau, Bahamas


         Principal business:                Investment

         Address of principal office:       Bahamas Financial Center, 3rd Floor
                                            Shirley & Charlotte Streets
                                            P.O. Box 13136

         Information required by items 2(d) and 2(e): During the last five years, The Isosceles Fund Limited (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Working Capital


ITEM 4.  PURPOSE OF TRANSACTION.


         Investment and potential subsequent resale.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         6.1%

         4,606,838 shares


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         N/A


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         N/A

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 1999



                                         THE ISOSCELES FUND LIMITED


                                         By: /s/ Andrew Dipkin
                                         ______________________________
                                         Name:  Andrew Dipkin
                                         Title: Authorized Signatory of
                                         Inter-Caribbean Service (Bahamas) Ltd.,
                                         Director of The Isosceles Fund Limited


                                         By: /s/ Carl O'Connell
                                            ___________________________
                                         Name:  Carl O'Connell
                                         Title: Authorized Signatory of
                                         Inter-Caribbean Service (Bahamas) Ltd.,
                                         Director of The Isosceles Fund Limited